English Translation

This document is executed in Indonesian Language

No. 021/AE0-AEC/REL/13

February 25, 2013

To:

Indonesia Stock Exchange

Indonesia Stock Exchange Building Tower 1, 1st Floor

Jl. Jenderal Sudirman Kav. 52 – 53

Jakarta 12190

Attn:

Mr. Hoesen

Company Valuation Director

Re :

Update on the Determination of the Company as Suspect related to the Use of 2.1 Ghz Frequency by  The Attorney General Office

Dear Sir,

With regards to the Letter from Indonesia Stock Exchange No.: S-0429/BEI.PPJ/02-2013 dated February 21, 2013 re: Update on the Determination of the Company as Suspect related to the Use of 2.1 Ghz Frequency by The Attorney General Office (‘’Case’’), we hereby submit the update on such Case as provided in the Letter that has been submitted to the Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK) No. 020/AE0-AEC/REL/13 dated February 20, 2013 re: Update on the Legal Case.

Thank you for your kind attention.

Sincerely,

Group Head

Corporate Secretary

Strasfiatri Auliana

English Translation

This document is executed in Indonesian Language

No. 020/AE0-AEC/REL/13

February 25, 2013

To:

Director of Corporate Financial Valuation for Services Sector

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Soemitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Update on the Legal Case.

Dear Sir/Madam,

In response to your request made through the Letter No. S-78/PM.23/2013 dated February 14, 2013 (which we received on February 18, 2013) to submit the latest updates and actions that have been taken by PT Indosat Tbk (”Company” or ”Indosat”) on the determination of the Company and PT Indosat Mega Media (“IM2”) as suspects in an allegation of corruption related to the use of 2.1 Ghz frequency based on the Investigation Order of Solicitor Attorney for Special Crime No: Prin-01/F.2/Fd.1/01-2013 and No: Prin-02/F.2/Fd.1/01/2013 dated 3 January 2013  (”Legal Case”), we hereby submit our updates as per the following:

a.

Examination process of the witnesses in the ongoing Legal Case with the explanation as follows:

1.

Starting as of 14 January 2013, the Attorney General Office has been examining the witnesses from Indosat and IM2, and up until now this process is still continuing;

2.

From 11 (eleven) Indosat witnesses, 9 (nine) witnesses have fulfilled the summons for examination, while 8 (eight) out of 10 (ten) IM2 witnesses have fulfilled the summons for examination.

3.

Indosat and IM2 witnesses who have not been able to fulfill the summons, are currently waiting for the subsequent summons.

b. In its effort to solve the Legal Case, the Company, among other things, has appointed external legal counsels/solicitors (to handle the Legal Case), has been conducting consultations with regulators and requesting the supports from the telecommunication industry community, and has been considering to take any other legal actions in accordance with the prevailing laws.

We further reiterate that the allegations submitted against IM2 and Indosat has got support from the telecommunications community and BRTI. The Minister of Communications and Information Technology, based on his letter to Indosat No. 65/m. Kominfo/02/2012 on February 24, 2012, stated that the cooperation agreement on the use of the network between Indosat and IM2 (which is allegedly presumed to have caused a criminal offence in the use of 2, 1 GHz frequency) has complied with the prevailing regulations.

Thank you for your kind attention

Sincerely,

Group Head

Corporate Secretary

Strasfiatri Auliana

Cc :

1.

Deputy Commissioner of the Capital Market Supervisory II Indonesian Financial Services Authority (OJK);

2.

Division Head of Monitoring of trade and Transportation Companies Indonesian Financial Services Authority (OJK);

3.

Board of Directors of Indonesia Stock Exchange